UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               WAVE SYSTEMS CORP.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   943526 10 3
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  943526 10 3
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Peter J. Sprague

--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                   (Not Applicable)                                     (b) [ ]

--------- ----------------------------------------------------------------------

   3      SEC USE ONLY


--------- ----------------------------------------------------------------------

   4      CITIZEN OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------

                           5     SOLE VOTING POWER

                                    2,004,499

        NUMBER OF
                           ----- -----------------------------------------------

         SHARES            6     SHARED VOTING POWER

      BENEFICIALLY                   None
                           ----- -----------------------------------------------

      OWNED BY EACH        7     SOLE DISPOSITIVE POWER

        REPORTING                   2,004,499
                           ----- -----------------------------------------------

         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                       None

------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,004,499
------- ------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            (Not Applicable)
------- ------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            22%
------- ------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

ITEM 1.       (a)   Name of Issuer:

                    Wave Systems Corp.

              (b)   Address of Issuer's Principal Executive Offices:

                    540 Madison Avenue
                    38th Floor
                    New York, New York 10022

ITEM 2.       (a)   Name of Person Filing:

                    Peter J. Sprague

              (b)   Address of Principal Business Office:

                    540 Madison Avenue
                    38th Floor
                    New York, New York 10022

              (c)   Citizenship:

                    United States

              (d)   Title of Class of Securities:

                    Class A Common Stock, par value $.01 per share ("Class A Common Stock")

              (e)   CUSIP Number:

                    943526 10 3

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable.


Item 4 is changed in its entirety as follows:
Item 4.        Ownership
                    (a) As of December 31, 1996, the reporting person beneficially owned 2,004,499 shares of Class A Common Stock. Of such amount, 1,673,834 shares are shares of Class B Common Stock which are convertible into shares of Class A Common Stock on a one-for-one basis, and 330,665 shares represent shares of Class B Common Stock issuable upon the exercise of presently exercisable warrants and options.
                    (b) The reporting person's Class A Common Stock ownership as of December 31, 1996 represented 22% of the outstanding Class A Common Stock based upon the outstanding share figure stated in the Company's most recent Form 10-Q.
                    (c) The  reporting  person  has  sole  power  to vote and to dispose of 2,004,499 shares of Class A Common Stock.

ITEM 5.       Ownership of Five Percent or Less of a Class

              Not applicable.

Item 6 is changed in its entirety as follows:
ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person

                   Of the shares  reported  herein,  320,000  shares of Class B
              Common Stock are held in trust for the benefit of Mr. Sprague's adult children. Mr. Sprague disclaims beneficial ownership of such shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group

              Not applicable.

ITEM 9.       Notice of Dissolution of Group

              Not applicable.

ITEM 10.      Certification

              Not applicable.





                                                SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              By:  /s/ Peter J. Sprague
                                                  -----------------------
                                                       Peter J. Sprague


Date:    February 10, 1997